Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Payment at Maturity per Security**

■ The Worst Performer	■ The Securities

	Hypothetical Worst Underlying Return on Valuation Date	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	14.35%	$1,143.50
C	25.00%	14.35%	$1,143.50
	14.35%	14.35%	$1,143.50
	0.00%	14.35%	$1,143.50
B	-15.00%	14.35%	$1,143.50
	-25.00%	14.35%	$1,143.50
	-30.00%	14.35%	$1,143.50
	-30.01%	-30.01%	$699.90
A	-50.00%	-50.00%	$500.00
	-100.00%	-100.00%	$0.00

1.5 Year Enhanced Barrier Digital Securities Linked to the Worst of NDX, RTY and SPX

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The Nasdaq-100 Index® (ticker: “NDX”), the Russell 2000® Index (ticker: “RTY”) and the S&P 500® Index (ticker: “SPX”)
Pricing date:	March 25, 2026
Valuation date:	September 27, 2027
Maturity date:	September 30, 2027
Digital return amount:	At least 14.35% of the stated principal amount*
Final barrier value:	For each underlying, 70.00% of its initial underlying value
CUSIP / ISIN:	17332UX92 / US17332UX925
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the valuation date
Underlying return:	For each underlying, (i) its final underlying value minus initial underlying value, divided by (ii) its initial underlying value
Worst performer:	The underlying with the lowest underlying return
Payment at maturity:

•If the final underlying value of the worst performer is greater than or equal to its final barrier value: $1,000 + the digital return amount

•If the final underlying value of the worst performer is less than its final barrier value: $1,000 + ($1,000 × the underlying return of the worst performer)

If the final underlying value of the worst performer is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated March 18, 2026

* The actual digital return amount will be determined on the pricing date.

** The diagram and the hypotheticals assume the lowest digital return amount at maturity.

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

•You may lose a significant portion or all of your investment. Your payment at maturity will depend on the final underlying value of the worst performer. If the final underlying value of the worst performer is less than its final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the worst performer has declined from its initial underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•Your potential return on the securities at maturity is limited to the digital return, even if the worst performer appreciates by significantly more than the digital return.

•The securities do not pay interest.

•The securities are subject to heightened risk because they have multiple underlyings.

•The return on the securities depends solely on the performance of the worst performer. As a result, the securities are subject to the risks of each of the underlyings and will be negatively affected if any one underlying performs poorly.

•You will be subject to risks relating to the relationship between the underlyings. The less correlated the underlyings, the more likely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securities to perform poorly is for one of the underlyings to perform poorly.

•You will not receive dividends or have any other rights with respect to the underlyings.

•Your payment at maturity depends on the closing value of the worst performer on a single day.

•The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•The issuer and its affiliates may have conflicts of interest with you.

•The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.